December 29, 2010

VIA EDGAR AND FACSIMILE

Ms. Kate Tillan

Ms. Julie Sherman

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	GSI Group, Inc.
Form 10-K for the year ended December 31, 2009
Filed October 1, 2010
File No. 000-25705

Dear Ms. Tillan and Ms. Sherman:

On behalf of GSI Group, Inc. (the “Registrant”), I am responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated November 30, 2010, with respect to the Registrant’s Form 10-K for the year ended December 31, 2009, filed on October 1, 2010.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

Form NT 10-Q Filed November 15, 2010

1.	We note from the disclosure in your Form NT 10-Q filed November 15, 2010 that you will file your quarterly reports on Form 10-Q for the fiscal quarters ended April 2, July 2 and October 1, 2010, on or before December 31, 2010. Please confirm the date when you expect to file these reports. After reviewing those reports, we may have further comments.

Response:

The quarterly reports on Form 10-Q for the fiscal quarters ended April 2, July 2 and October 1, 2010 were filed on December 13, 2010.

GSI Group, Corporate

125 Middlesex Turnpike

Bedford, MA 01730

Tel: 781-266-5700

Fax: 781-266-5117

www.gsig.com

Ms. Kate Tillan

Ms. Julie Sherman

December 29, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

Financial Statements, page 72

Note 3. Summary of Significant Accounting Policies, page 85

2.	Please tell us about the nature of the error correction to your 2008 statements of cash flows. Tell us why you did not mark the financial statements as restated and include the disclosures in ASC 250-10-50-7.

Response:

During the preparation of its 2009 consolidated statement of cash flows, the Registrant reviewed the 2008 consolidated statement of cash flows that had been included in its 2008 Form 10-K and determined that a $13.0 million net change in noncurrent assets and liabilities had been incorrectly presented as a component of cash used in investing activities instead of a component of cash provided by operating activities. The total net decrease in cash and cash equivalents during 2008 of $103.4 million was unaffected by such misclassification. The effect of the misclassification within the 2008 consolidated statement of cash flows was analyzed within the Registrant’s 2009 contemporaneous analysis under SEC Staff Accounting Bulletin No. 99, Materiality, and SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements. Based on the results of the qualitative and quantitative assessment performed, the Registrant concluded that the misclassification of the net change in noncurrent assets and liabilities in the statement of cash flows for the year ended December 31, 2008 did not cause the prior period financial statements to be materially misstated because it was a misclassification within the statement of cash flows and did not affect the total net change in cash and cash equivalents. Accordingly, the 2008 statement of cash flows was not marked as restated.

As it relates to the disclosures in ASC 250-10-50-7, such disclosures were not required since the Company had concluded that such error corrections were not material to previously issued financial statements. Nonetheless, certain disclosures outlined in ASC 250-10-50-7 were made in the Form 10-K for the year-ended December 31, 2009. The Registrant disclosed the overall nature of the errors in the footnotes to the financial statements. More specifically, the quantitative effects of the corrections on each category of the statement of cash flows for each period were disclosed in the footnotes. Per-share amounts were not affected by the error corrections to the statement of cash flows for the year-ended December 31, 2008. Similarly, there was no cumulative effect of the change on retained earnings or other component of equity or net assets in the statement of financial position. Therefore, the Company concluded that the disclosures made in the Form 10-K for the year-ended December 31, 2009 related to the error corrections impacting the statement of cash flows for the year-ended December 31, 2008 were adequate and appropriate.

Ms. Kate Tillan

Ms. Julie Sherman

December 29, 2010

Note 12. Income Taxes, page 124

3.	We note from page 127 that in 2009, you provided deferred tax for two dividend transactions related to previously undistributed earnings. Please explain why you continue to assert that the remaining undistributed earnings are indefinitely reinvested.

Response:

As we disclosed in our Form 10-K for the year ended December 31, 2009, the Registrant and two of its U.S. subsidiaries (“Debtors”) filed for protection under Chapter 11 of the U.S. Bankruptcy Code on November 20, 2009. On May 27, 2010, the U.S. Bankruptcy Court for the District of Delaware confirmed the Debtors’ final Chapter 11 Plan of Reorganization (as supplemented, the “Final Chapter 11 Plan”). In order to successfully emerge from bankruptcy, the Debtors had to satisfy a number of conditions set forth in the Final Chapter 11 Plan including the payment of almost $40 million of reorganization related costs. The Registrant determined that the Debtors themselves did not have sufficient liquidity to pay all of the reorganization related costs and therefore undertook an analysis of the current and projected financial position of each of their foreign affiliates. As part of this analysis, the Registrant reviewed the immediate cash requirements of its various foreign affiliates as well as the cash required to fund their future growth. Any cash not needed for the current business operations or future growth of our foreign affiliates was deemed to be excess cash subject to repatriation to the United States. As part of this assessment, the Registrant also considered any restrictions that would preclude the foreign affiliates from making distributions. Based upon the results of this assessment, and taking into account the Debtors’ need for liquidity in order to successfully emerge from bankruptcy, the Registrant’s foreign affiliates initiated two dividend distributions of excess cash. The undistributed earnings of the foreign affiliates following the dividend distributions were needed to fund their operations and future growth and therefore were not available for repatriation.

Pursuant to ASC 740-30-25-17, the presumption in paragraph ASC 740-30-25-3 that all undistributed earnings will be transferred to the parent entity may be overcome, and no income taxes shall be accrued by the parent entity, if sufficient evidence shows that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation.

The dividend distributions represented funds that were not needed to fund current operations or future growth of the Registrant’s foreign affiliates but were needed by the Debtors in order to successfully emerge from bankruptcy. The Registrant believes that it appropriately provided deferred tax in 2009 on the dividend distributions that occurred in 2010. With respect to the remaining undistributed foreign earnings, the Registrant asserted, and continues to assert, that the earnings have been or will be invested indefinitely. The continued indefinite investment assertion is appropriate given that the dividends were necessitated by the Company’s bankruptcy and, furthermore, the Company has specific plans related to the indefinite reinvestment of all remaining unremitted funds.

Ms. Kate Tillan

Ms. Julie Sherman

December 29, 2010

Item 9A. Controls and Procedures, page 151

4.	We note that you have included part of the definition of disclosure controls and procedures in your discussion of the evaluation of your controls and procedures as of December 31, 2009. While you are not required to include the definition of disclosure controls and procedures in your discussion, when you do so in future filings, that definition must be consistent with and not modify the language that appears in the definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) of the Exchange Act. Alternatively, in future filings you may remove that definition.

Response:

In future filings we will either remove the definition of disclosure controls and procedures or, if we choose to include it, ensure that it is consistent with and not modify the language that appears in the definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) of the Exchange Act.

5.	In future filings please include the disclosures required by Item 308T(a)(4) of Regulation S-K relating to a statement that the annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.

Response:

We will include the disclosures required by Item 308T(a)(4) of Regulation S-K in our future filings.

Exhibits

4.	We note that you have not filed Schedule 1 to exhibit 10.1 filed with your Form 8-K on July 23, 2010. Please refile this agreement with all attachments.

Response:

Exhibit 10.1 filed with the Form 8-K on July 23, 2010 was re-filed with Schedule 1 as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarterly period ended October 1, 2010.

Ms. Kate Tillan

Ms. Julie Sherman

December 29, 2010

Exhibit 23.1

5.	Given your disclosure in the last paragraph on page 15 of your Form 10-K that you are currently ineligible to use Form S-3, please tell us why you have filed a consent of your independent auditors which references the incorporation by reference of your financial statements into your registration statements on Form S-3. Also, tell us whether you intend to deregister the sale of any securities remaining pursuant to these registration statements, or amend them to a form you are currently eligible to use.

Response:

The Registrant believes that the consent of our independent auditors was required to be filed with the Form 10-K because the Form 10-K operated as an update under Section 10(a)(3) of the Securities Act of 1933 to the Company’s registration statements on Form S-3, thereby establishing new effective dates for such registration statements. While we were ineligible to use Form S-3, at the date that our Form 10-K was filed, Form S-3 numbers 333-154157 and 333-32966 were still active. The Company currently does not intend to deregister the sale of any securities remaining pursuant to these registration statements, or to amend them to a form that it is currently eligible to use.

Other

6.	In connection with our review of your information required by Part III of Form 10-K we note that you do not appear to have provided the disclosure required by Regulation S-K Item 407(h). Please provide this information in your applicable future filings.

Response:

We will provide the information required by Regulation S-K Item 407(h) in applicable future filings.

* * *

Ms. Kate Tillan

Ms. Julie Sherman

December 29, 2010

Pursuant to your request, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about these responses, please contact me at (781) 266-5716 or Dennis Craythorn of Latham & Watkins, LLP at (212) 906-2908.

Sincerely,

/s/ Glenn E. Davis

Glenn E. Davis

Principal Financial Officer

cc:	Dennis Craythorn, Esq., Latham & Watkins, LLP
Senet Bischoff, Esq., Latham & Watkins, LLP